
Mail Stop 7010

May 23, 2008

Mark H. McKinnies
Senior Vice President and Chief Financial Officer
ADA-ES, Inc.
8100 Southpark Way B
Littleton, Colorado 80120

> **Re:** **ADA-ES, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **File No. 0-50216**

Dear Mr. McKinnies:

       We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

Management's Discussion and Analysis, page 22
Liquidity and Capital Resources, page 28

1.   We note your disclosure on page F-8 that trade receivables normally require customer payment within 30 days from the invoice date. According to our calculations, your average trade receivable turnover was in excess of 75 days for 2006 and 2007. Please tell us and revise future filings to clarify your collection policies and to explain this apparent difference.

Note 1 – Summary of Nature of Operations and Significant Accounting Policies, page F-8
Capitalization of Development Costs, page F-9

2.   As costs related to your development projects have increased to become one of
        your significant assets, please disclose in future filings the total expected cost of
        the activated carbon facility, when you expect the facility to be completed, the
        status of the significant milestones to date, and how you plan to account for the
        depreciation on the facility.

Note 9 – Income Taxes, page F-19

3.   Please tell us and disclose in future filings why the effective income tax rate
        declined by almost 25 percentage points between 2006 and 2007. Disclose the
        underlying reasons for the significant changes in the reconciling items. Please tell
        us if the tax credits for 2007 and 2006 include the Section 45 Tax Credits you are
        anticipating for the Clean Coal joint venture with NexGen.

Exhibit 31

4.   Please revise your Section 302 certifications in future annual and quarterly filings
        to exclude the officers' title in the first line, as they are signing the certification in
        a personal capacity.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2008

Consolidated Statements of Operations and Comprehensive Income (Loss), page 2

5.   We note the increase in unrealized holding losses on your investments during the
        first quarter of 2008. Please tell us what type of debt securities you currently
        hold. Please also provide the disclosures required by paragraph 19 of SFAS 115
        in all future filings in which you present a balance sheet.

Note 5 – Income Taxes, page 8

6.   Please disclose the factors impacting your effective tax rate in future quarterly
        filings when the resulting rate is not consistent with your customary relationship
        between your income tax expense (benefit) and pretax accounting income (loss).
        See paragraph 25 of FASB Interpretations 18.

Management's Discussion and Analysis, page 10
Liquidity and Capital Resources, page 14

7.   We note the significant deterioration in receivable turnover and increase in
        receivables as a percentage of revenues during the first quarter of 2008. Please

tell us and disclose in future filings the underlying reasons for these changes in your receivables balance and average turnover.

8.   We note the statement on page 15 that one of your principal sources of liquidity is "positive operating cash flow." Given the negative net cash flow generated from operations during the first quarters of 2008 and 2007, please revise future filings accordingly.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bret Johnson at (202) 551-3753 or me at (202) 551-3768 if you have questions regarding our comments.

Sincerely,

John Cash
Accounting Branch Chief